DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of voxeljet AG (“voxeljet,” or the “Company,” “we,” “us,” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of German corporate law, including the German Stock Corporation Act (Aktiengesetz, or AktG). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of German corporate law, our rules of procedure of the supervisory board, our rules of procedure of the management board, our articles of association and Deposit Agreement, as amended from time to time, which are incorporated by reference as exhibits to the Annual Report on 20-F of which this Exhibit is a part. We encourage you to read these exhibits for additional information.

General

Our securities include (a) our ordinary shares, at no par value and €1.00 nominal value per share, and (b) our American Depositary Shares (the “ADSs”), each representing one ordinary share, €1.00 nominal value per share. Our ordinary shares are registered under the Exchange Act not for trading purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission (the “Commission”).

Our ADSs are listed on the NASDAQ Capital Market under the trading symbol “VJET.”

The following is a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Ordinary shares underlying the outstanding ADSs are held by Citibank N.A., as depositary.

Ordinary Shares

The following is a summary of the rights of our holders of our ordinary shares as specified in our articles of association.

Type and Class of Securities

Each ordinary share has no par value and a nominal value of €1.00 per share.

Authorized Ordinary Shares

The articles of association authorize the management board, subject to the consent of the supervisory board, to increase the Company's registered share capital in one or more tranches by up to € 1,353,416 by issuing up to 1,353,416 new no par value ordinary shares against contribution in cash or in kind until May 28, 2024. The outstanding shares of our ordinary share are duly authorized, validly issued, fully paid and nonassessable.

Subscription Rights

In principle, shareholders shall be granted subscription rights for new shares. Under German law, the statutory subscription right may also be offered in such a way that the new shares are taken over by a bank or by a financial institution which is then obligated to offer them indirectly to the shareholders for subscription.

Under our articles of association, with the consent of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights in the following circumstances:

●	to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;
●	in the case of increases of the share capital against contributions in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies; or
●	in the case that the increase of the share capital is against contributions in cash, and provided that the issue price of the new shares is not substantially lower (as defined in the German Stock Corporation Act) than the stock exchange price for our shares of the same class and having the same conditions already listed at the time of the final determination of the issue price, and further provided that the amount of the share capital represented by the shares issued under the exclusion of the statutory subscription right granted pursuant to German law does not exceed 10% of the share capital at the time of this authorization coming into effect or being exercised. The 10% threshold shall include new or treasury shares of the Company which are issued or transferred during the term of this authorized capital on another legal basis under the exclusion of the statutory subscription rights granted pursuant to German law.

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds in proportion to the number of shares he or she holds in the corporation's existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

Under German law, the shareholders' meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company's interest in excluding the subscription rights outweighs the shareholders' interest in having them. In addition to approval by the general shareholders' meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders' interest in their subscription rights and may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares.

The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.

Shareholders' Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders' meetings may be held at our registered offices, at the registered seat of a German stock exchange or in a German city with more than 100,000 inhabitants. In general, shareholders' meetings are convened by our management board. The supervisory board is additionally required to convene a shareholders' meeting in cases where this is required under binding statutory law (i.e., if this is in the best interest of the Company). In addition, shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may request that modified or additional items be added to the agenda and that these items be published before the shareholders' meeting take place, and that our management board convene a shareholders' meeting. If our management board does not convene a shareholders' meeting upon such a request, the shareholders may petition the competent German court for authorization to convene a shareholders' meeting.

Each share carries one vote at a shareholders' meeting.

Our articles of association provide that the resolutions of the shareholders' meeting are adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may have to be approved by a simple majority of share capital represented at the meeting, in addition to the majority of votes cast.

Neither the German laws nor our articles of association provide for a minimum participation for a quorum for our shareholders' meetings.

Under German law, certain resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), in particular control agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.

Dividend Rights

Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders' meeting held in the subsequent fiscal year and such annual general shareholders' meeting adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company's unconsolidated financial statements under the applicable law show net retained profits.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders' meeting are paid annually, shortly after the general shareholders' meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company's favor.

Liquidation Rights

Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders' meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Treasury Shares

The shareholders' meeting adopted a resolution on June 30, 2020 authorizing us, for a period until June 29, 2025, to acquire treasury shares in the total amount of up to 10% of the share capital existing at the time the resolution was passed by the shareholders' meeting or – if lower – at the time the authorization is exercised. The shares acquired on the basis of this authorization and the other shares of the Company already acquired and still held by, or to be attributable to it pursuant to the provisions of the German Stock Corporation Act, must at no time exceed 10% of the relevant share capital. This authorization comprises the acquisition of listed ADRs of the Company, provided that, with regard to the limitation of the acquisition volume to 10% of the share capital, the number of ADRs shall be divided by the number of ADRs representing one share. The acquisition shall occur by means of purchase on the stock exchange on which the shares / respectively ADRs of the Company are traded or by means of a purchase offer addressed to all shareholders.

We are authorized to utilize the treasury shares / respectively ADRs acquired on the basis of this authorization in accordance with the provisions of the German Stock Corporation Act for all other statutory permissible purposes, besides a sale on the stock exchange, particularly for the following:

●
●	The treasury shares / respectively ADRs may be offered and transferred with the supervisory board's consent for non-cash consideration, particularly in the course of corporate mergers or in the course of the direct or indirect acquisition of companies, divisions of companies, operational activities, branches of activity, shares in companies or other assets.
●	The treasury shares / respectively ADRs may be sold with the supervisory board's consent also in another way than on the stock exchange if they are sold for cash consideration at a price that is not materially lower than the stock exchange price of the shares / respectively ADRs of the Company at the time of their sale. The relevant stock exchange price within the meaning of the provision above shall be the arithmetic mean of the closing price of the ADRs during the last three trading days prior to the day of the sale of treasury shares. The provision above shall apply to the sale of treasury shares with the proviso that, in the calculation of the permissible selling price, the stock exchange price of an ADR shall be multiplied by the number of ADRs representing one share. This authorization is limited to the disposal of shares or ADRs representing no more than 10% of the share capital at the time this authorization takes effect or – if that value is lower, of the share capital existing at the point in time this authorization is exercised. Shares / respectively ADRs that are issued or sold during the duration of this authorization until the time of its exercise under the simplified exclusion of the statutory subscription rights granted pursuant to German law shall be credited against this limitation of 10% of the share capital.
●	With the consent of the supervisory board, treasury shares may be redeemed without requiring another resolution of the general meeting for the redemption or its enforcement. Redemption may be enforced by means of a capital decrease or without capital decrease by adjusting the proportionate amount of the remaining shares in the share capital. For this purpose, the management board is authorized to amend the number of shares in the articles of association.
●	With the consent of the supervisory board, treasury shares may also be delivered to the holders of warrants or convertible bonds of the Company or its group companies. This also applies to the delivery of ADRs as a result of the exercise of subscription rights which in the case of a disposal of treasury shares or ADRs or in the case of a capital increase with subscription rights may be granted to the holders of warrant or convertible bonds of the Company or its group companies to the extent to which the holders of warrant or convertible bonds would be entitled to a subscription right for shares of our company upon exercise of the warrant or conversion right or fulfilment of the warrant or conversion obligation. On aggregate, the shares or ADRs transferred on the basis of this authorization may not exceed 10% of the share capital at the time the authorization takes effect or – if this value is lower – of the share capital existing on the date of the exercise of the authorization, provided that the shares or ADRs are used for the fulfilment of warrant or conversion rights or warrant or conversion obligations which were granted or created under the simplified exclusion of statutory subscription rights pursuant to German law. The said 10% threshold shall also include shares of the Company and ADRs which are issued or transferred during the term of this authorization on another legal basis under the simplified exclusion of the statutory subscription rights granted pursuant to German law. The limitation of the issue volume to 10% of the share capital shall apply to ADRs with the provision that the number of ADRs is to be divided by the number of ADRs representing one share.

The above authorizations may, in each case, be exercised independently of each other, once or repeatedly, individually or jointly, fully or partially, even by group companies or third parties acting for the account of the Company or its group companies. Any acquired treasury shares may also be transferred to group companies.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Preemptive and Other Rights

Under our articles of association, with exception of the subscription rights in case of capital increase described above, holders of our ordinary shares are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our ordinary shares. Moreover, the management board is authorized to determine, subject to the consent of the supervisory board, the further details regarding the rights attached to the shares and the conditions of the share issue.

Certain Anti-Takeover Effects

Certain provisions of our articles of association, our rules of procedure of the supervisory board could have certain anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, as discussed below:

Extraordinary Meeting of the Supervisory Board. Our rules of procedure of the supervisory board provide that the chairman of the supervisory board may, if required, convene an extraordinary meeting of the supervisory board if he is informed by the chairman of the management board of important events which are essential for the assessment of the situation and development as well as for the management of the Company. Each member of the supervisory board or the management board, indicating the purpose and the reasons for the request, shall be entitled to have the chairman of the supervisory board convene a meeting of the supervisory board without delay. Should this request be denied, the member of the supervisory board or the management board may provide an agenda and convene the supervisory board themselves.

Prior approval by the supervisory board. Our rules of procedure of the management board provide that, among other things, the following require prior approval by the supervisory board: i) the purchase or sale of legal entities, and ii) the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets and joint ventures, if the relevant price or value, in each case, exceeds €50,000.

Prior approval by the management board. Our rules of procedure of the management board provide that, among other things, the following require prior approval by the management board: fundamental organizational measures, such as the conclusion of or amendment to company transfer agreements (Section 291 et seqq. German Stock Corporation Act), transformation measures within the meaning of the German Transformation of Companies Act (Umwandlungsgesetz), sale or acquisition of material company assets as well as issues of strategy and business planning as set out in Section 90 para. 1 no. 1 German Stock Corporation Act.

No Cumulative Voting or Classified Board. Our articles of association do not provide for cumulative voting on the election of directors and we currently do not have a classified board.

American Depositary Shares

Depositary

We have appointed Citibank, N.A. (“Citibank”) as the depositary for the ADSs pursuant to a deposit agreement (the “Deposit Agreement”). Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013.

Provisions

Each ADS represents the right to receive, and to exercise the beneficial ownership interest in, one ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the Deposit Agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and by the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the Deposit Agreement.

An owner of ADSs is not treated as one of our shareholders and will not have direct shareholder rights. The depositary will hold the shareholder rights attached to the ordinary shares on the owner's behalf. An owner of ADSs will be able to exercise the shareholders rights for the ordinary shares represented by the owner's ADSs through the depositary only to the extent contemplated in the Deposit Agreement. To exercise any shareholder rights not contemplated in the Deposit Agreement, the owner will need to arrange for the cancellation of ADSs and become a direct shareholder.

Dividends and Distributions

A holder of ADSs generally has the right to receive the distributions we make on the securities deposited with the custodian. Receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Germany.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS held will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). Holders may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of their rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to the holders if:

●	we do not timely request that the rights be distributed to the holders or we request that the rights not be distributed to the holders;
●	we fail to deliver satisfactory documents to the depositary;
●	the depositary determines that it is not reasonably practicable to distribute the rights; or
●	any rights to be distributed are not exercised and appear to be about to lapse.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ADSs, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to the holders. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to the holders only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the depositary will establish procedures to enable the holders to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to the holders, the holders will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to the holders. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to the holders and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to holders and will sell the property if:

●	we do not timely request that the rights be distributed to the holders or we request that the rights not be distributed to the holders;
●	we fail to deliver satisfactory documents to the depositary; or
●	the depositary determines that all or a portion of the distribution is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, the ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to the holders, amend the Deposit Agreement, the ADRs and the applicable registration statement(s), call for the exchange of the holders' existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to the holders, the depositary may sell such property and distribute the net proceeds as in the case of a cash distribution.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

Holders will be entitled to present their ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Holders' ability to withdraw the ordinary shares may be limited by U.S. and German considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by the ADSs, holders will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. Holders assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

Holders will have the right to withdraw the securities represented by their ADSs at any time except for:

●	temporary delays caused by closing the transfer books of the depositary or the Company or the deposit of ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends;
●	the payment of fees, taxes and similar charges;
●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or the withdrawal of securities on deposit; or
●	other circumstances specifically contemplated by Instruction I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The Deposit Agreement may not be modified to impair a holder's right to withdraw the securities represented by the holder's ADSs except to comply with mandatory provisions of law.

Voting Rights

Holders generally have the right under the Deposit Agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by the ADSs. At our request, the depositary will distribute to the holders any notice of a shareholders' meeting together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs in accordance with such voting instructions.

Amendments and Termination

We may agree with the depositary to modify the Deposit Agreement at any time without holders' consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. Holders will be bound by the modifications to the Deposit Agreement if they continue to hold our ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent the holders from withdrawing the ordinary shares represented by the ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the Deposit Agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, holders' rights under the Deposit Agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until holders request the cancellation of their ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. Holders may inspect such records at the office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the Deposit Agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Deposit Agreement limits our obligations and the depositary's obligations to the holders:

●	we and the depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith;
●	the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement;
●	the depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to the holders on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of our notices or for our failure to give notice;
●	we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement;
●	we and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, any present or future law or regulation, or by reason of any present or future provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;
●	we and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in our articles of association or in any provisions of or governing the securities on deposit;
●	we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;
●	we and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the Deposit Agreement, made available to the holders;
●	we and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;
●	we and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement; and no disclaimer of any liability under the Securities Act of 1933, as amended, is intended by any provision of the Deposit Agreement.

Notices and Reports

On or before the first date on which we give notice of any meeting of holders of ordinary shares or other securities on deposit, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the securities on deposit, we shall transmit to the depositary and the custodian a copy of the notice thereof in English but otherwise in the form given or to be given to the holders of ordinary shares or other securities on deposit. We shall also furnish to the custodian and the depositary a summary, in English, of any applicable provisions or proposed provisions of our articles of association that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

We will also transmit to the depositary (a) an English version of the other notices, reports and communications which are made generally available by us to holders of ordinary shares or other securities on deposit, and (b) the English versions of our annual reports, provided that the requirement in clause (b) shall be deemed completed if we file such annual report with the Commission on the Electronic Data-Gathering, Analysis, and Retrieval (EDGAR) system. The depositary shall arrange, at our request and expense, to provide copies thereof to all ADS holders or make such notices, reports and other communications available to all ADS holders. We have delivered to the depositary and the custodian a copy of our articles of association, and, promptly upon any amendment thereto or change therein, we shall deliver to the depositary and the custodian a copy of such amendment thereto or change therein. The depositary may rely upon such copy for all purposes of the Deposit Agreement.

Fees and Charges

ADS holders will be required to pay the following fees under the terms of the Deposit Agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.
(2) Cancellation of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.
(6) ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

 ADS holders will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges the holders may be required to pay may vary over time and may be changed by us and by the depositary.